SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at May 3, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 3, 2004

* Print the name and title of the signing officer under his signature

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Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

ANOORAQ AND ANGLO PLATINUM ESTABLISH NEW JOINT VENTURE
TO EXPLORE PGM PROPERTIES ON THE BUSHVELD'S WESTERN LIMB

May 3, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture: ARQ; AMEX: ANO) is pleased to announce that Anooraq, and its wholly owned South African subsidiary Plateau Resources (Pty) Ltd. (together "Anooraq"), have entered into a Joint Venture Agreement with Rustenburg Platinum Mines Ltd. ("RPM"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"). The new Joint Venture, called the "Thusong Platinum Mine Joint Venture", has been formed to explore and develop platinum group metals ("PGM"), gold and nickel mineralization on the Wachteenbietjieslaagte 4 JQ, Vogelstruiskraal 400 KQ and Cyferkuil 1 JQ farms. The properties are located on the western limb of the Bushveld Complex, about 74 kilometres north of Rustenburg, South Africa.

The Bushveld Complex is the world's premier environment for PGM deposits, accounting for 80% of the known resources and 67% of the annual global production of platinum. The vast complex is comprised of four areas or limbs, in which three main PGM-bearing horizons occur: the Merensky Reef, the UG2 Reef and the Platreef. Most PGM production from the Bushveld Complex to date has been from underground operations on the Merensky and UG2 reefs.

Anooraq has been successfully exploring a large land package on the northern limb of the Bushveld Complex since 2000, and with Anglo Platinum, is currently advancing the exploration and development of the Drenthe PGM deposit. Further, in January 2004, Anooraq agreed to terms to merge with Pelawan Investments (Pty) Limited ("Pelawan"), a Black Economic Empowerment ("BEE") Company, and gain a 50% interest in the advanced stage Ga-Phasha PGM Project located on the eastern limb of the Bushveld Complex. Subject to regulatory and shareholder approval, the unique transaction with Pelawan will transform Anooraq into a recognized BEE entity in terms of the new South African minerals legislation.

This new agreement with Anglo Platinum - Anooraq's first project on the western limb - provides an excellent opportunity for the discovery of high-grade PGM deposits. The properties are located adjacent to Anglo Platinum's Union operations. The Union mine currently produces over 500,000 ounces each year from 67 million tonnes of proven and probable reserves, containing an estimated 10.2 million ounces of platinum, palladium, rhodium and gold, within the UG2 and Merensky Reefs (Anglo Platinum 2003 Annual Report).

Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture ("the JV") to explore the three farms for a period of up to five years. During the period, Anooraq will operate exploration programs, and spend up to ZAR11.9 million (about C$2.3 million) on behalf of the JV. Anooraq will have the option to proceed to take the project to a Bankable Feasibility Study ("BFS"). Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should Anglo Platinum decide not to contribute to exploitation, it remains entitled to dilute to a minimum 17.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill to a maximum of 20%. Should Anooraq decide not to proceed, Anglo Platinum has the right to buy out Anooraq's interest.

President and CEO Ronald Thiessen said "Anooraq recognizes the exceptional opportunities in South Africa, and is focused on pursuing those opportunities. This new agreement demonstrates both our commitment to South Africa, and our positive working relationship with Anglo Platinum." For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.